As filed with the Securities and Exchange Commission on September 13, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sonic Solutions

(Exact Name of Registrant as Specified in Its Charter)

California	930925818
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Rowland Way, Ste 110, Novato, California 94945 (415) 893-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert J. Doris

101 Rowland Way, Ste 110, Novato, California 94945 (415) 893-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James R. Tanenbaum

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, New York 10104-0185

Telephone: (212) 468-8000

Facsimile: (212) 468-7900

Approximate date of commencement of proposed sale to the public: From time to time or at one time after the effective date of the Registration Statement, as determined by the selling shareholder.

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If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common stock, no par value per share	653,837 shares	$20.18	$13,194,431	$1,553

(1)	Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee, based on the average of the high and low sales prices of the Registrant’s common stock on the Nasdaq National Market on September 8, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The shareholder identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 13, 2005

PROSPECTUS

653,837 Shares

SONIC SOLUTIONS

Common Stock

This prospectus relates to shares of our common stock that will be sold by the selling shareholder named in this prospectus. The selling shareholder acquired these shares from us in connection with an acquisition.

We will not receive any proceeds from the sale by the selling shareholder of our common stock. We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling shareholder will pay or assume brokerage commission and similar charges incurred for the sale of these shares.

Our common stock is listed on the Nasdaq National Market under the symbol “SNIC.” On September 12, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $21.10 per share.

Investing in the securities involves risks. See “ Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                              , 2005

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Unless the context otherwise requires, the terms “we,” “our,” “us,” “Sonic,” and “SNIC” refer to Sonic Solutions, a California corporation, and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference in this prospectus, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to:

•	other competing products that may, in the future, be available to consumers;

•	our plans to develop and market new products;

•	availability of additional financing to satisfy our working capital and other requirements;

•	our ability to improve our financial performance;

•	competitive pressures;

•	effects of integrating the Napster, Inc. (formerly known as Roxio, Inc.) consumer software products business that we purchased from Napster, Inc. (formerly known as Roxio, Inc.), which we refer to as the Roxio CSD acquisition;

•	effects of integrating other businesses that we purchased including InterActual Technologies, Inc. (“InterActual”) the Ravisent business line, and the Desktop and Mobile Division purchased from VERITAS Software Corporation; and

•	future acquisitions and other business combinations, if any, effected by us and our competitors.

Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the “Risk Factors” section and elsewhere in this prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

A Note on Dates

References to “FY” or “fiscal year” refer to Sonic’s fiscal year ended on March 31 of the designated year. For example, “FY 2005” and “fiscal year 2005” each refer to the fiscal year ending March 31, 2005. Other references to “years” mean calendar years.

OUR BUSINESS

You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated by reference into this prospectus under “Where You Can Find More Information.”

We develop and market computer software related to digital media – that is, data, photographs, audio, and video in digital formats. Our product lines focus particularly on the two most successful optical disc based digital media formats – the Compact Audio Disc (“CD-Audio”) and the DVD Video Disc (“DVD-Video”). Our software is used to accomplish a variety of tasks, including:

•	creating digital audio and video titles in the CD-Audio and DVD-Video formats (and in related formats);

•	recording data files on various formats of CD recordable and DVD recordable discs;

•	editing video programs;

•	playing DVD-Video discs;

•	managing digital media on a computer’s file system;

•	editing and adjusting digital photographs; and

•	backing up the information contained on hard disks attached to computers and consumer electronics devices.

Most of the products we sell include only software, though sometimes we include “plug-in” computer hardware with our software. We also license the software technology underlying our tools to other companies to incorporate in products they develop. Most of the software we sell is intended for use on Windows personal computers, but some of our products operate on the Macintosh operating system (“OS”), and some operate on Linux and on embedded OS’s for consumer electronics devices.

Our business is divided into two reporting segments, our consumer segment and our professional audio and video segment. Beginning in fiscal year 2003, we have experienced substantial growth in our net revenues and achieved profitability based on the expansion of our consumer business. For fiscal years 2003, 2004 and 2005, consumer revenues comprised 70%, 86% and 91% of our total net revenues, respectively. We are substantially dependent upon sales through our original equipment manufacturer (“OEM”) partners for our consumer revenues. In fiscal 2005, our largest OEM partner, Dell, accounted for 33% of our total net revenues. Our agreements with OEM partners generally do not contain minimum purchase requirements, and as such we rely for future revenues on the success of our OEM partners in selling their products, their efforts to promote our products and market growth for and acceptance of our products. In addition, the shift of our business toward the consumer market may subject us to increased risk of claims by owners of proprietary content over the use of our technology by our customers.

We are a California corporation. Our principal offices are located at 101 Rowland Way, Suite 110, Novato, California 94945. Our telephone number is (415) 893-8000. Our principal internet web site address is www.sonic.com. The information found on our internet web sites and on internet websites linked to them are not incorporated into or a part of this prospectus.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as those in other documents we file with the SEC and incorporated by reference into this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair business operations. The risks identified below could harm our business and cause the value of our shares to decline. We cannot, however, estimate the likelihood that our shares may decline in value or the amount by which they may decline.

We may experience potential fluctuations in our quarterly operating results, face unpredictability of future revenue and incur losses in the future.

The market for our products is characterized by rapid changes in technology. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

•	fluctuations in demand for, and sales of, our products and the PCs and consumer electronic devices with which our products are bundled;

•	introduction of new products by us and our competitors;

•	competitive pressures that result in pricing fluctuations;

•	variations in the timing of orders and shipments of our products;

•	changes in the mix of products sold and the impact on our gross margins;

•	delays in our receipt of and cancellation of orders forecasted by customers;

•	our ability to enter into or renew on favorable terms our licensing and distribution agreements;

•	the costs associated with the defense of litigation and intellectual property claims; and

•	general economic conditions specific to the DVD audio and video recording market, as well as related PC and consumer electronics markets.

Although we were profitable for fiscal years 2003, 2004 and 2005, and the first quarter of fiscal year 2006, we were not profitable in the third quarter of fiscal year 2005, and you should not rely on the results for those periods during which we were profitable as an indication of future performance. We were not profitable for the third quarter of fiscal year 2005 primarily as a result of expenses in the amount of approximately $4,188,000 incurred in connection with the Roxio CSD acquisition, including the write off of approximately $3,100,000 for in-process research and development. Furthermore, given the general uncertainty of market trends for professional and consumer audio and video products, we may not remain cash flow positive or generate net income in fiscal year 2006.

Moreover, our operating expenses are based on our current expectations of our future revenues and are relatively fixed in the short term. We tend to book a significant portion of quarterly revenues in the last month or last weeks of a quarter, and we generally do not know until quite late in a quarter whether our sales expectations for the quarter will be met. For example, in recent quarters, as much as 65% of our professional sales have been procured in the last month of the quarter. For many of our OEM licenses, we recognize revenues upon receipt of a royalty report from those OEMs. OEM royalty reports are sometimes incomplete, or are received on an unpredictable schedule. In some cases we determine that we need to perform additional review of reports after we receive them but prior to including them in revenues. Therefore, depending on the timing of receipt of royalty reports relative to quarterly cut-offs, our reported revenues may fluctuate and, in some cases, result in negative reported operating results. Because most of our quarterly operating expenses and our inventory purchasing are committed well before quarter end, we have little ability to reduce expenses to compensate for reduced sales, and our operating results for that particular quarter may be impacted adversely. If we have lower revenues than we expect, we will not be able to quickly reduce our spending in response. From time to time, we also may make certain pricing, service or marketing decisions that adversely affect our revenues in a given quarterly or annual period. Any shortfall in our revenues would have a direct impact on our operating results for a particular quarter and these fluctuations could affect the market price of our common stock in a manner unrelated to our long-term operating performance.

Failure to successfully integrate any business we have acquired or may acquire in the future could negatively impact our results of operations, financial condition and business.

On December 17, 2004 we acquired the assets of the Roxio CSD for $70.0 million in cash and 653,837 shares of Sonic common stock, plus an aggregate of approximately $2.3 million representing certain purchase price adjustments.

In the acquisition, we acquired Roxio’s CD and DVD recording, authoring, photo and video application products and substantially all of the patents and trademarks of the Roxio CSD, and assumed substantially all the liabilities of the Roxio CSD. Two hundred and twelve former employees of the Roxio CSD joined Sonic.

On February 13, 2004, we acquired all of the stock of InterActual for $8.8 million in cash. In the acquisition, we acquired all of InterActual’s assets and liabilities, including its portfolio of patents and patent applications, the InterActual® player, and all engineering and service operations. Twenty-three former employees of InterActual joined Sonic.

The integration of the Roxio CSD and InterActual, as well as any future businesses we may acquire, into our existing business is and will be a complex, time-consuming and expensive process and may disrupt our existing operations if not completed in a timely and efficient manner. If our management is unable to minimize the potential disruption to our business during the integration process, the anticipated benefits of an acquisition may not be realized. Realizing the benefits of an acquisition will depend in part on the integration of technology, operations and personnel while maintaining adequate focus on our core businesses. We may encounter substantial difficulties, costs and delays in integrating various acquisitions, including but not limited to the following:

•	potential conflicts between business cultures;

•	diversion of management’s attention from our core business;

•	adverse changes in business focus perceived by third-party constituencies;

•	potential conflicts in distribution, marketing or other important relationships;

•	an inability to implement uniform standards, controls, procedures and policies;

•	an inability to integrate our research and development and product development efforts;

•	the loss or termination of key employees, including costly litigation resulting from the termination of those employees;

•	disruptions among employees which may erode employee morale;

•	undiscovered and unknown problems, defects or other issues related to any acquisition that become known to us only after the acquisition; and

•	negative reactions from our resellers and customers to an acquisition.

Our operating expenses may increase significantly over the near term due to the increased headcount, expanded operations and expense or changes related to an acquisition. For example, we were not profitable for the third quarter of fiscal year 2005 primarily as a result of expenses in the amount of approximately $4,188,000 incurred in connection with the acquisition of the Roxio CSD, including the write off of approximately $3,100,000 for in-process research and development. To the extent that our expenses associated with an acquisition increase but our revenues do not, there are unanticipated expenses related to the integration process, or there are significant costs associated with presently unknown liabilities or other problems, our business, operating results and financial condition will be affected adversely. Failure to minimize the numerous risks associated with the post-acquisition integration strategy also may affect adversely the trading price of our common stock.

We have grown in recent years, in part due to recent acquisitions such as our Roxio CSD acquisition, and if our executive team is unable to effectively manage our growing company, our operating results and our ability to expand further our operations may suffer.

Our success depends on our ability to effectively manage the growth of our operations. As a result of our recent acquisitions, we have significantly increased our headcount from 110 at March 31, 2002 to 602 at March 31, 2005 and to 615 at June 30, 2005. In

addition, continuing expansion of our business will further increase the scope of our operations both domestically and internationally. Furthermore, as a result of our acquisitions and the establishment of foreign subsidiaries and offices, we have increased our geographical presence domestically and internationally. Our management team faces challenges inherent in efficiently managing an increased number of employees over larger geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. Our inability to manage successfully the geographically more diverse and substantially larger organization, or any significant delay in implementing appropriate systems, policies, benefits and compliance programs for the larger company, could have a material adverse effect on our business and results of operations and, as a result, on the market price of our common stock.

We are dependent on a limited number of customers for a significant portion of our revenue, and the loss of one or more of these customers could materially harm our operating results, business and financial condition.

During the first quarter of fiscal year 2006 approximately 17% of our revenue was derived from revenue recognized on licensing agreements with Dell, and approximately 28% of our revenue was derived from revenue recognized on retail agreements with two national and international distributors (Navarre and Rush Order). For fiscal year 2005 approximately 33% of our revenue was derived from revenue recognized on licensing agreements from Dell. For fiscal year 2005, revenue recognized on retail agreements from Ingram, Rush Order and Navarre was less than 10%. We anticipate that these relationships will continue to account for a significant portion of our revenue in the future. Any changes in our relationships with any of these customers, including any actual or alleged breach of the agreements by either party or the early termination of, or any other material change in, any of the agreements could seriously harm our operating results, business, and financial condition. Additionally, a decrease or interruption in any of the above mentioned businesses or their demand for our products or a delay in our development agreements with any one of them could cause a significant decrease in our revenue.

Also, we may not succeed in attracting new customers as many of our potential customers have pre-existing relationships with our current or potential competitors. To attract new customers, we may be faced with intense price competition, which may affect our gross margins.

As a result of the Roxio CSD acquisition, we derive a greater portion of our revenue from sales of software to end-users via retail channels through our network of national and international distributors, including Navarre and Ingram. For the full fourth fiscal quarter ended March 31, 2005, revenue recognized from these distributors as a percentage of revenue was significant, as discussed above. We anticipate that revenue recognized on sales to distributors will continue to represent a significant percentage of revenue in future periods.

Because we have significant international operations and a significant portion of our revenue derives from sales made to foreign customers located primarily in Europe and Japan, we may be subject to political, economic and other risks that could increase our operating expenses and disrupt our business.

We are dependent on sales to customers outside the United States, in particular Europe and Japan. Revenue derived from these customers accounted for approximately 17% for the first quarter of fiscal year 2006. Revenue derived from these customers accounted for approximately 30%, 40% and 23% of our revenues in fiscal years 2003, 2004 and 2005, respectively. In connection with the Roxio CSD acquisition, we currently anticipate that we will generate additional international sales. International sales historically have represented approximately 20% to slightly less than 50% of our total sales. We expect that international sales will continue to account for a significant portion of our net product sales for the foreseeable future. As a result, the occurrence of any adverse international political, economic or geographic events could result in significant revenue shortfalls. These shortfalls could cause our business, financial condition and results of operations to be harmed.

Furthermore, although some of our revenue and expenses related to our international operations are transacted in U.S. dollars, we are exposed to currency exchange fluctuations and we expect to be more so exposed in the future as business practices evolve and we are forced to transact a greater portion of our business in local currencies. We currently do not engage in foreign currency hedging transactions. We may in the future choose to limit our exposure by the purchase of forward foreign exchange contracts or through similar hedging strategies. However, no currency hedging strategy can fully protect against exchange-related losses.

Also, as a result of recent acquisitions, particularly the Roxio CSD, as well as our general objective to increase our international capabilities, we have a greater international presence than before. As of March 31, 2005, we had 7 major locations (a location with more than 15 employees) and employed over 206 employees outside the United States. Our management team faces the challenge of efficiently managing and integrating our international operations. Our increased international operations and dependence on foreign customers expose us to the following additional risks, among others:

•	currency movements in which the U.S. dollar becomes stronger with respect to foreign currencies, thereby reducing relative demand for our products outside the United States;

•	currency movements in which a foreign currency in which we incur expenses related to foreign operations becomes stronger with respect to the U.S. dollar, thereby, raising our expense level for the same level of operating activity;

•	import and export restrictions and duties, including tariffs and other barriers;

•	foreign regulatory restrictions, for example, safety or radio emissions regulations;

•	liquidity problems in various foreign markets;

•	burdens of complying with a variety of foreign laws;

•	political and economic instability; and

•	changes in diplomatic and trade relationships.

We may engage in future acquisitions that could dilute our shareholders’ equity and harm our business, results of operations and financial condition.

As part of our efforts to enhance our existing products and introduce new products, as well as grow our business and remain competitive, we have pursued, and we may pursue in the future, acquisitions of complementary companies, products and technologies. We are unable to predict whether or when any prospective acquisition will be completed. We have limited experience in acquiring and integrating outside businesses. The process of integrating an acquired business may produce operating difficulties, may be prolonged due to unforeseen difficulties, may require a disproportionate amount of our resources and expenditures and may require significant attention of our management that otherwise would be available for the ongoing development of our business. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our current operations, or expand into new markets. Future acquisitions may not be well-received by the investment community, which may cause our stock price to fall. Further, once integrated, acquisitions may not achieve anticipated levels of revenues, profitability or productivity or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be diluted significantly. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, or we may be required to seek additional debt or equity financing.

Future acquisitions by us could result in the following, any of which could seriously harm our results of operations, business, financial condition and/or the price of our stock:

•	issuance of equity securities that would dilute our current stockholders’ percentages of ownership;

•	large one-time write-offs;

•	the incurrence of debt and contingent liabilities;

•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information and other systems of the acquired businesses;

•	contractual and intellectual property disputes;

•	risks of entering geographic and business markets in which we have no or only limited prior experience; and

•	potential loss of key employees of acquired businesses.

Our product prices may decline, which could harm our operating results.

The market for our software is intensely competitive. It is likely that prices for our OEM products will decline due to competitive pricing pressures from other software providers, due to competition in the PC industry and due to concentration among OEM customers resulting in their having strong negotiating positions relative to us. In addition, as a result of the Roxio CSD acquisition, we will derive a greater portion of our revenue from retail sales, which also are subject to significant competitive pricing pressures. We may experience additional pricing pressures in other parts of our business. These trends could make it more difficult for us to increase or maintain our revenue and may cause a decline in our gross and/or operating profits.

Our reliance on a single supplier for our manufacturing makes us vulnerable to supplier operational problems.

Our hardware outsourcing manufacturing program commits responsibility for almost all of our manufacturing activities to a single supplier—Arrow Bell Electronics. Furthermore, there are other significant risks associated with outsourcing our manufacturing processes. For example, if Arrow Bell Electronics does not achieve the necessary product delivery schedules, yields and hardware product reliability, our customer relationships could suffer, which could ultimately lead to a loss of sales of our products and have a negative effect on our gross margins and results of operations. Also, outsourcing our manufacturing processes increases our exposure to potential misappropriation of our intellectual property.

The occurrence of any of the above-noted product shortages or quality assurance problems could increase the costs of manufacturing and distributing our products and may adversely impact our operating results.

We are dependent on third-party single-source suppliers for components of some of our products and any failure by them to deliver these components could limit our ability to satisfy customer demand.

We often use components in our products that are available from only a single source. We do not carry significant inventories of these components and we have no guaranteed supply agreements for them. We have experienced shortages of some sole-sourced components in the past. We are likely to experience similar shortages at some point in the future. Such shortages, as well as any pricing fluctuations on these sole-source components, can have a significant negative impact on our business.

Any interruption in the operations of our vendors of sole source components could affect adversely our ability to meet our scheduled product deliveries to customers. If we are unable to obtain a sufficient supply of components from our current sources, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternative components. Resulting delays or reductions in product shipments could damage customer relationships and expose us to potential damages that may arise from our inability to supply our customers with products. Further, a significant increase in the price of one or more of these components could harm our gross margins or operating results.

Because a large portion of our net revenue is from OEM customers, the potential success of our products is tied to the success of their product sales.

Much of our consumer revenue is derived from sales through OEM customers for copies of our software bundled with their products. Temporary fluctuations in the pricing and availability of the OEM customers’ products could impact negatively sales of our products, which could in turn harm our business, financial condition and results of operations. Moreover, increased sales of our consumer products to OEMs depend in large part on consumer acceptance and purchase of DVD players, DVD recorders and other digital media devices marketed by our OEM customers in PCs or on a stand-alone basis. Consumer acceptance of these digital media devices depends significantly on the price and ease-of use for these devices. If alternative technology emerges or if the demand for moving, managing and storing digital content is less than expected, the growth of this market may decline, which may affect adversely sales of our consumer products to our OEM customers.

In addition, some of the materials, components and/or software included in the end products sold by our OEM customers, who also incorporate our products, are obtained from a limited group of suppliers. Supply disruptions, shortages or termination of any of these sources could have an adverse effect on our business and results of operations due to the delay or discontinuance of orders for our products by our OEM customers until those necessary materials, components or software are available for their end products. Moreover, if OEM customers do not ship as many units as forecasted or if there is a general decrease in their unit sales, our net revenue will be impacted adversely and we may be less profitable than forecasted or unprofitable.

Furthermore, we are dependent on reports prepared by the OEM customers to determine the results of our sales of products through these OEM customers. If the OEM customers prepare inaccurate or substandard sales reports, we may be required to take corrective actions, including auditing current and prior reports. Such corrective actions may result in a negative impact on our business or our reported results, for example, we could conclude that our prior reported net revenue and related results may be less than previously reported.

Changes in requirements or business models of our OEM customers may affect negatively our financial results.

OEM customers can be quite demanding with respect to the features they demand in software products they bundle, quality and testing requirements, and economic demands. Because there are a relatively small number of significant OEM customers, if they demand reduced prices for our products, we may not be in a position to refuse such demands, which could impact negatively our revenues and results of operations. If particular OEMs demand certain products or product features that we are unable to deliver, or if they impose higher quality requirements than we are able to satisfy, our revenues and our results of operations could be affected negatively. Also, if our competitors offer our OEM customers more favorable terms than we do or if our competitors are able to take advantage of their existing relationships with these OEMs, then these OEMs may not include our software with their products. These OEM relationships serve an important role in distributing our software to the end-user and positioning the market for upgrades to our more fully featured software products. If we are unable to maintain or expand our relationships with OEMs, our business will suffer.

We rely on distributors to sell our products and disruptions to these channels would affect adversely our ability to generate revenues from the sale of our products.

As a result of the Roxio CSD acquisition, we will derive a greater portion of our revenue from sales of software to end-users via retail channels through our network of national and international distributors. There are currently two distributors that account for a significant portion of sales of Roxio software, and we anticipate that this trend will continue as we integrate the Roxio CSD business into our operations. As a result, any decrease in revenue from these distributors or the loss of one of these distributors and our inability to find a satisfactory replacement in a timely manner could affect adversely our operating results.

Moreover, as we generate a greater portion of our revenue from distribution relationships, our failure to maintain favorable arrangements with our distributors may adversely impact our business. For example, our distributors and the retailers who sell our software to the public also sell products offered by our competitors. If our competitors offer our distributors or retailers more favorable terms, those distributors or retailers may de-emphasize, fail to recommend or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified distributors or retailers. If our distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be impacted negatively. Further, if we reduce the prices of our products, we may have to compensate our distributors for the difference between the higher price they paid to buy their inventory and the new lower prices of our products. In addition, we are exposed to the risk of product returns from distributors through their exercise of contractual return rights. If direct sales to customers through our own online channels increase, our distributors and retailers may suffer decreased sales as a consequence. These changes may cause our distributors to cease distribution of our products or seek more favorable terms, either of which could seriously harm our business.

If we fail to protect our intellectual property rights, such as trade secrets, we may not be able to market our products successfully.

Unlicensed copying and use of our intellectual property and infringements of our intellectual property rights represent losses of revenue to our company. Our products are based in large part on proprietary technology which we have sought to protect with patents, trademarks, copyrights and trade secrets. For example, we have many patents and pending applications for additional patents in the United States and in foreign countries. We also have acquired trademark protection for DVDit®, MyDVD®, DVD Creator®, DVD Fusion, RecordNow!®, Backup MyPC™, CinePlayer™, AuthorScript®, ReelDVD® and Primo SDK, among other products and services of ours. In addition, we make extensive use of trade secrets that we may not be able to protect. Effective patent, trademark, copyright and trade secret protection may not be available in every country in which our products may be manufactured, marketed, distributed, sold or used. Moreover, despite our efforts, these measures only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our products or otherwise obtain and use our intellectual property.

To the extent that we use patents to protect our proprietary rights, we may not be able to obtain needed patents or, if granted, the patents may be held invalid or otherwise indefensible. Patent protection throughout the world is generally established on a country-by-country basis. Failure to obtain patents or failure to enforce those patents that are obtained may result in a loss of revenue to us. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not develop independently similar technology, duplicate our products or design around any of our patents or other intellectual property rights we hold.

If we fail to protect our intellectual property rights and proprietary technology adequately, if there are changes in applicable laws that are adverse to our interests, or if we become involved in legal proceedings relating to our intellectual property rights and proprietary technology or relating to the intellectual property rights of others, our business could be harmed seriously. To the extent we are unable to protect our proprietary rights, competitors also may enter the market offering products substantially similar or identical to ours, with a negative impact on sales of our products.

Other companies’ intellectual property rights may interfere with our current or future product development and sales.

We have never conducted a comprehensive patent search relating to the technology we use in our products. There may be issued or pending patents owned by third parties that relate to our products. If so, we could incur substantial costs defending against patent infringement claims or we could even be blocked from selling our products.

Other companies may succeed in obtaining valid patents covering one or more of the key techniques we utilize in our products. If so, we may be forced to obtain required licenses or implement alternative non-infringing approaches.

Our products are designed to adhere to industry standards, such as DVD-ROM, DVD-Video, DVD-Audio and MPEG video. A number of companies and organizations hold various patents that claim to cover various aspects of DVD, MPEG and other relevant technology. We have entered into license agreements with certain companies and organizations relative to some of these technologies. For instance, we have entered into license agreements with Dolby’s licensing affiliate covering Dolby Digital Audio, with Meridian Audio Limited covering Meridian Lossless Packing, with MPEG-LA (see below) covering various aspects of MPEG-2 video compression technology, and with Thomson/Fraunhofer covering various aspects of MPEG-2 and layer 3 audio compression technology, among others. Such license agreements may not be sufficient to grant us all of the intellectual property rights necessary to market and sell our products.

We may become involved in costly and time-consuming patent litigation.

We face risks associated with our patent position, including the potential need to engage in significant legal proceedings to enforce our patents, the possibility that the validity or enforceability of our patents may be denied, the possibility that third parties will be able to compete against us without infringing our patents and the possibility that our products may infringe patent rights of third parties. Budgetary concerns may cause us not to file, or continue, litigation against known infringers of our patent rights. Failure to reliably enforce our patent rights against infringers may make licensing more difficult.

Third parties could pursue us claiming that our products infringe various patents. For example, a group of companies have formed an organization called MPEG-LA to enforce the rights of holders of patents covering aspects of MPEG-2 video technology. Although we have entered into an agreement with MPEG-LA, that agreement may not prevent third parties not represented by MPEG-LA from asserting that we infringe a patent covering some aspects of MPEG-2 technology.

Additionally, in connection with the Roxio CSD acquisition, we assumed a number of patent infringement claims and suits involving Roxio for which we have potential liability. For example, Optima filed a lawsuit against us alleging infringement of certain of its patents by Roxio’s Easy CD Creator line of products. In April 2002, Roxio and MGI were notified by a number of companies that certain of Roxio and MGI’s software products may infringe patents owned by those companies. Furthermore, Electronics for Imaging and Massachusetts Institute of Technology filed action against 214 companies, including Roxio and MGI, claiming patent infringement.

Patent infringement litigation can be time consuming and costly, may divert management resources and may result in the invalidation of our intellectual property rights. If such litigation resulted in an unfavorable outcome for us, we could be subject to substantial damage claims and required to cease production of infringing products, terminate our use of infringing technology or develop non-infringing technology and obtain a royalty or license agreement to continue using the technology at issue. Such royalty or license agreements might not be available to us on acceptable terms, or at all, resulting in serious harm to our business. Our use of protected technology may result in liability that threatens our continuing operations.

We may be liable to some of our customers for damages that they incur in connection with intellectual property claims.

Although we attempt to limit our exposure to liability arising from infringement of third-party intellectual property rights in our license agreements with customers, we may not succeed. If we are required to pay damages to our customers, or indemnify our customers for damages they incur, our business could be harmed. Moreover, even if a particular claim falls outside of our indemnity or warranty obligations to our customers, our customers may be entitled to additional contractual remedies against us. Furthermore, even if we are not liable to our customers, our customers may attempt to pass on to us the cost of any license fees or damages owed to third parties by reducing the amounts they pay for our products. These price reductions could harm our business.

Some of our competitors possess greater technological and financial resources than we do, may produce better or more cost-effective products than ours and may be more effective than we are in marketing and promoting their products.

There is a substantial risk that competing companies will produce better or more cost-effective products, or will be better equipped than we are to promote products in the marketplace. A number of companies have announced or are delivering products which compete with our products. These include Apple Computer, ArcSoft, CyberLink, Intervideo, Inc., MedioStream, Nero, Pinnacle, Avid Technology (acquired Pinnacle in August 2005) and Ulead (Intervideo recently announced that it has acquired a controlling interest in Ulead). Some of these companies have greater financial and technological resources than we do.

Because our products are designed to adhere to industry standards, to the extent that we cannot distinguish our products from those produced by our competitors, our current distributors and customers may choose alternate products or choose to purchase products from multiple vendors. We may be unable to compete effectively if we cannot produce products more quickly or at lower cost than our competitors.

We cannot provide any assurance that the industry standards on which we develop new products will allow us to compete effectively with companies possessing greater financial and technological resources than we have to market, promote and exploit sales opportunities as they arise in the future. Accelerated product introductions and short product life cycles require significant expenditures for research and development that could affect adversely our operating results. Further, any new products we develop may not be introduced in a timely manner or in advance of our competitors’ products and may not achieve the broad market acceptance necessary to generate significant revenues.

Revenue derived from our professional products and services has declined in recent years and may continue to decline.

We have recently experienced revenue declines in the professional segment and, absent new format introductions, such as the proposed high definition video optical disc formats, we expect such declines to continue. Professional DVD facilities began equipping to prepare DVD titles as early as 1997, and significant expansion of DVD creation capacity occurred during 1998, 1999 and 2000. Although the number of DVD discs replicated will continue to grow in future years, we do not expect that the number of titles published will expand as dramatically; therefore, we do not expect that DVD production facilities will continue to expand their capacity at the same rate, which could result in a lower level of sales for us.

We may encounter significant challenges as our business comes to depend more on sales of consumer products.

We anticipate that our business will continue to evolve to depend more on sales of consumer products to generate additional revenue and grow our business. If this trend continues, we will be subject to risks due to changing consumer demands, extensive competition which may result in price erosion, product liability litigation and/or product warranty concerns.

As our consumer segment grows, our business may become more seasonal. The general pattern associated with consumer products that we develop is one of higher sales and revenue during the winter holiday season. Due to the importance of the winter holiday selling season, we may expect that the corresponding fiscal quarter will contribute a greater proportion of our sales and gross profit for an entire year. If, for any reason, our sales or sales of our OEM customers fall below our expectations in November and December (for example, if specific events cause consumer confidence to drop or other factors limit consumer spending), our business, financial condition and operating results may be materially adversely affected.

Success in our consumer segment will depend upon our ability to enhance and distinguish our existing products, to introduce new competitive products with features that meet changing consumer requirements, and to control our inventory levels to minimize the impact of sudden price decreases.

Moreover, our success will depend on our ability to sell effectively our products in the consumer market. Historically, the major portion of sales of our consumer products were through bundling arrangements with our OEM customers. However, as we have increased our sales of consumer software, we have increasingly relied on sales of our software through direct (Sonic web store) channels, as well as retail (both physical and web-based) channels. We may not have the capital required or the necessary personnel or expertise to develop and enhance these distribution channels. If we do spend the capital required to develop and maintain these distribution channels, we cannot guarantee that we will be successful or profitable. Moreover, some of these other revenue opportunities are more fragmented than the OEM market and will take more time and effort to penetrate. Also, some of our competitors have well-established retail distribution capabilities and existing brands with market acceptance that provide them with a significant competitive advantage. If we are not successful in overcoming these challenges our business and results of operations may be harmed.

We may need to develop additional channels to market and sell our professional products, which may not occur.

We rely on dealers for the vast majority of sales for our professional products. Recruiting and maintaining dealers can pose significant challenges. Because our products are sophisticated, our dealers need to be technically proficient and very familiar with our products. We may fail to attract the dealers necessary to expand our sales and business reversals or turnovers at dealer organizations may have a negative impact on our sales. Moreover, the dealers in a targeted region may also carry competing products. If our competitors offer our dealers more favorable terms, our dealers may de-emphasize, fail to recommend or decline to carry our products.

Our revolving credit facility imposes significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

Our revolving credit facility imposes significant operating and financial restrictions on us. These restrictions limit our ability to, among other things, incur additional indebtedness, make investments, sell assets, incur certain liens, or merge or consolidate with other businesses. In addition, our revolving credit facility requires us to maintain specified financial ratios. We cannot assure you that these covenants will not hinder our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default under the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. Currently, the borrowings under the credit facility are secured by a lien on substantially all of our assets.

Further, we may require additional capital in the future to expand our business operations, acquire complementary businesses or replenish cash expended sooner than anticipated. Our current revolving credit facility may restrict us from obtaining additional capital or such additional capital may not otherwise be available to us on satisfactory terms, if at all.

We need to develop and introduce new and enhanced products in a timely manner to remain competitive.

The markets in which we operate are characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and relatively short product lives. The pursuit of necessary technological advances and the development of new products require substantial time and expense. To compete successfully in the markets in which we operate, we must develop and sell new or enhanced products that provide increasingly higher levels of performance and reliability. For example, our business involves new digital audio and video formats, such as DVD-Video and DVD-Audio, and, more recently, the new recordable DVD formats including DVD-RAM, DVD-R/RW, and DVD+RW. Currently, there is extensive activity in our industry targeting the introduction of new, high definition, formats including HD-DVD and Blu-ray Disc. We expend significant time and effort to develop new products in compliance with these new formats. If these formats prove to be unsuccessful or are not accepted for any reason, there will be limited demand for our products. We cannot assure you that the products we are currently developing or intend to develop will achieve feasibility or that even if we are successful, the developed product will be accepted by the market. We may not be able to recover the costs of existing and future product development and our failure to do so may materially and adversely impact our business, financial condition and results of operations.

Our reliance on outsourcing our web store makes us vulnerable to third parties’ operational problems.

We have initiated a web-based retail store for our consumer products including MyDVD®, as well as some of our professional products, including DVDit® and ReelDVD®. We currently outsource our web store targeted at the U.S. market through an arrangement we have with Digital River, targeted at the European market through an arrangement with Element 5 (which has been acquired by Digital River) and targeted at the Japanese market through an arrangement with Sanshin. We may have other similar arrangements in the future. We refer to Digital River and such other organizations as “Outsourcers.” Under these arrangements the Outsourcers provide the servers which list our products and handle all purchase transactions through their secure web sites.

We are dependent on the Outsourcers for smooth operation of our web store. Since our web store sales constitute a significant portion of our revenue, any interruption of Digital River’s or any other Outsourcer’s service to us could have a negative effect on our business. If Digital River or other Outsourcers were to withdraw from this business, or change its or their terms of service in ways that were not feasible for us, there might not be a ready alternative outsourcing organization available to us, and we might be unprepared to assume operation of the web store ourselves. If any of these events occurs, our results of operations would be harmed.

Undetected errors or failures found in our products may result in loss of or delay in market acceptance, which could seriously harm our reputation and business.

Our products may contain undetected software errors or failures when first introduced or as new versions are released. Despite testing by us, errors may not be found in new products until after delivery to our customers. We may need to modify significantly our products to correct these errors. Our reputation and business could be damaged if undetected errors cause our user and customer base to reject our products.

Our executive officers and key personnel are critical to our business, and because there is significant competition for personnel in our industry, we may not be able to attract and retain such qualified personnel.

Our success depends to a significant degree upon the continued contributions of our executive management team, and our technical, marketing, sales, and customer support and product development personnel. The loss of key individuals or significant numbers of such personnel could harm significantly our business, financial condition and results of operations. We do not have any life insurance or other insurance covering the loss of any of our key employees. Because our products are specialized and complex, our success depends upon our ability to attract, train and retain qualified personnel, including qualified technical, marketing and sales personnel. However, the competition for personnel is intense and we may have difficulty attracting and retaining such personnel.

Our stock price has been volatile, is likely to continue to be volatile, and could decline substantially.

The price of our common stock has been, and is likely to continue to be, highly volatile. The price of our common stock could fluctuate significantly for any of the following reasons, among others:

•	future announcements concerning us or our competitors;

•	quarterly variations in operating results;

•	charges, amortization and other financial effects relating to our recent or future acquisitions;

•	introduction of new products or changes in product pricing policies by us or our competitors;

•	acquisition or loss of significant customers, distributors or suppliers;

•	business acquisitions or divestitures;

•	changes in earnings estimates by us or by independent analysts who cover the company;

•	issuances of stock under our current or any future shelf registration statement;

•	fluctuations in the U.S. or world economy or general market conditions;

•	the delay in delivery to market or acceptance of new DVD products, such as DVD recorders; or

•	disclosure of material weaknesses or significant deficiencies in our internal control over financial reporting or our disclosure controls and procedures or of other corporate governance issues.

In addition, stock markets in general, and the market for technology stocks in particular, have experienced extreme price and volume fluctuations in recent years which frequently have been unrelated to the operating performance of the affected companies. These broad market fluctuations may impact adversely the market price of our common stock. The market price of our common stock could decline below its current price and may fluctuate significantly in the future. These fluctuations may be unrelated to our performance.

In the past, shareholders of various companies often have instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If a shareholder files a securities class action suit against us, we would incur substantial legal fees and our management’s attention and resources would be diverted from operating our business in order to respond to the litigation.

Compliance with changing laws and regulations relating to corporate governance and public disclosure has resulted, and will continue to result, in the incurrence of additional expenses associated with being a public company.

New and changing laws and regulations, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ National Market Rules, impose stricter corporate governance requirements, greater disclosure obligations, and greater focus on disclosure and internal controls. These new laws and regulations have had the effect of increasing the complexity and cost of our company’s corporate governance compliance, diverting the time and attention of our management from revenue-generating activities to compliance activities, and increasing the risk of personal liability for our board members and executive officers involved in our corporate governance process. Our efforts to comply with evolving laws and regulations have resulted, and will continue to result, in increased general and administrative expenses, and increased professional and independent auditor fees. In addition, it has become more difficult and expensive for us to obtain director and officer liability insurance.

In order to meet the new corporate governance and financial disclosure obligations, we have been taking, and will continue to take, steps to improve our controls and procedures, including disclosure and internal controls, and related corporate governance policies and procedures to address compliance issues and correct any deficiencies that we may discover. For example, pursuant to the requirements of Section 404 of Sarbanes-Oxley, we have undertaken a comprehensive and costly evaluation of our internal controls. Based on this evaluation and as set forth in the Section 404 management report included in our Annual Report for the year ended March 31, 2005 (the “Annual Report”), our management determined that our internal controls over financial reporting were ineffective as measured by the applicable standards. Our management further determined that our disclosure controls and procedures were ineffective as measured by the applicable standards. In response to these deficiencies, our management has commenced processes and procedures to remediate the deficiencies in our disclosure and internal control by establishing, implementing and testing additional controls. However, we cannot be certain that any remedial measures we take will ensure that we design, implement, and maintain adequate disclosure and internal controls over our financial processes and reporting in the future or will be sufficient to address and eliminate in a timely manner the material weaknesses discussed in the Annual Report. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of our material weaknesses, any failure to remediate such material weaknesses in a timely fashion or having or maintaining ineffective disclosure and internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

Our efforts to correct the deficiencies in our disclosure and internal controls have required, and will continue to require, the commitment of significant financial and managerial resources. In addition, we anticipate the costs associated with the testing and evaluation of our internal controls will be significant and material in fiscal year 2006 and may continue to be material in future fiscal years as these controls are maintained and continually evaluated and tested.

Furthermore, changes in our operations and the growth of our business following our recent acquisitions of InterActual and the Roxio CSD have required us to modify and expand our disclosure controls and procedures, internal controls and related corporate governance policies. Any future acquisitions and other changes in our operations likely will require us to revise further our disclosure controls and procedures, internal controls and related corporate governance policies. In addition, the new and changed laws and regulations are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. If our efforts to comply with new or changed laws and regulations differ from the conduct intended by regulatory or governing bodies due to ambiguities or varying interpretations of the law, we could be subject to regulatory sanctions, our reputation may be harmed and our stock price may be adversely affected.

Newly adopted accounting regulations that require companies to expense stock options will result in a decrease in our earnings and our stock price may decline.

The Financial Accounting Standards Board recently adopted the previously proposed regulations that will eliminate the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally would require that such transactions be accounted for using a fair-value-based method and recognized as an expense in our consolidated statement of operations. The effective date of the proposed standard for public companies is for the first annual reporting period beginning after June 15, 2005. Currently, we generally only disclose such expenses on a pro forma basis in the notes to our annual consolidated financial statements in accordance with generally accepted accounting principles. The adoption of this new accounting regulation will have a significant impact on our results of operations as our reported earnings will decrease significantly. Our stock price could decline in response to the perceived decline in our reported earnings.

We are vulnerable to earthquakes, labor issues and other unexpected events.

Our corporate headquarters, as well as the majority of our research and development activities, are located in California, an area known for seismic activity. An earthquake, or other significant natural disaster, could result in an interruption in our business. Our business also may be impacted by labor issues related to our operations and/or those of our suppliers, distributors or customers. Such an interruption could harm our operating results. We are not likely to have sufficient insurance to compensate fully for losses that we may sustain as a result of any natural disasters or other unexpected events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling shareholder.

SELLING SHAREHOLDER

We issued the 653,837 shares of our common stock offered by this prospectus to the selling shareholder on December 21, 2004, pursuant to an amended and restated asset purchase agreement between us and Napster, Inc. (formerly known as Roxio, Inc.), dated December 17, 2004. The shares were issued as compensation in connection with the acquisition by us of the Roxio CSD. We are registering these shares on behalf of the selling shareholder named in the table below. The selling shareholder may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered.

The following table sets forth information known to us with respect to the beneficial ownership of shares of our common stock as of September 2, 2005 by the selling shareholder. The number of shares in the column “Number of Shares Being Offered” represents all of the shares of our common stock that the selling shareholder may offer under this prospectus. The number of shares in the column “Shares Beneficially Owned After Offering” assumes that the selling shareholder sells all of the shares of our common stock offered by this prospectus. The selling shareholder may sell some, all or none of its shares of our common stock. We do not know how long the selling shareholder will hold the shares of our common stock before selling them and we currently have no agreements, arrangements or understandings with the selling shareholder regarding its sale of any of the shares of our common stock. Other than as described above, the selling shareholder has not had a material relationship with us or any of our predecessors or affiliates in the past three years. The information in the table below is current only as of September 2, 2005.

In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act, and this information does not necessarily indicate beneficial ownership for any other purpose. Except as otherwise indicated in the footnote below, we believe the selling shareholder named in this table has sole voting and investment power over the shares of our common stock indicated. In determining the number of shares of our common stock beneficially owned by the selling shareholder and the percentage ownership of the selling shareholder, we include any shares as to which the person has sole or shared voting power or investment power, as well as any shares subject to warrants or options held by that person that are currently exercisable or exercisable within 60 days after September 2, 2005. Applicable percentages are based on 24,625,548 shares of our common stock outstanding on September 2, 2005.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Napster, Inc. (1)	653,837	2.7%	653,837	—	—

(1)	We have been advised that Napster Inc. (formerly known as Roxio, Inc.) is a reporting company under the Exchange Act, as amended, and is a publicly traded company listed in the Nasdaq National Market under the symbol “NAPS.”

PLAN OF DISTRIBUTION

The selling shareholder may sell the shares being offered from time to time in one or more transactions:

•	on the Nasdaq National Market or otherwise;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

•	a combination of such methods of sale.

The selling shareholder may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling shareholder also may sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule. The selling shareholder may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because shareholder and broker-dealers that participate with the selling shareholder in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

As a hedge against possible decreases in the value of our stock held by the selling shareholder, the selling shareholder entered into a forward sale transaction pursuant to an International Swap Dealers Association, Inc. Master Agreement, dated as of January 5, 2005, and related agreements with Lehman Brothers OTC Derivatives Inc., or Lehman. Except as described in this Plan of Distribution, the selling shareholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities, and there is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholder.

The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholder. We will make copies of this prospectus available to the selling shareholder and have informed it of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholder will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling shareholder may agree to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

Upon notification to us by the selling shareholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•	the name of the participating broker-dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

In addition, upon being notified by the selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

LEGAL MATTERS

Morrison & Foerster LLP will pass on the validity of the securities offered by this prospectus for us.

EXPERTS

The consolidated financial statements and schedule of Sonic Solutions and subsidiaries as of March 31, 2005 and 2004, and for each of the years in the three-year period ended March 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2005 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, Independent Registered Public Accounting Firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of March 31, 2005, expresses KPMG LLP’s opinion that Sonic Solutions did not maintain effective internal control over financial reporting as of March 31, 2005 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that certain controls were not effective.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, and at the SEC’s Public Reference Rooms in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information concerning the Public Reference Rooms. Our SEC filings are also available to the public on the SEC’s Website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered in connection with this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities we may offer, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, you should refer to the copy of such contract or document filed as an exhibit to or incorporated by reference in the registration statement. Each statement as to the contents of such contract or document is qualified in all respects by such reference. You may obtain copies of the registration statement from the SEC’s principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or you may examine the registration statement without charge at the offices of the SEC described above.

Our common stock is listed on the Nasdaq National Market under the symbol “SNIC.” Our reports, proxy statements and other information may also be read and copied at the offices of the Nasdaq Stock Market, located at 20 Broad Street, New York, NY 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

(1) Our Current Report on Form 8-K, filed with the SEC on December 23, 2004 and amended on February 23, 2005;

(2) Our Annual Report on Form 10-K for the fiscal year ended March 31, 2005, as amended by Amendment No. 1 thereto;

(3) Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005; and

(3) The description of our common stock is set forth in our registration statement on Form 8-A filed with the SEC on January 10, 1994, and any subsequent amendments or reports filed for the purpose of updating this description.

The reports and other documents that we file after the date of this initial registration statement pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act and prior to the effectiveness of the registration statement, shall be deemed to be incorporated by reference in this prospectus and will update, supplement and supersede the information in this prospectus. The reports and other documents that we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and will update, supplement and supersede the information in this prospectus. You may request a copy of any of these filings, at no cost, by writing or telephoning our secretary at the following address:

Sonic Solutions

101 Rowland Way, Suite 110

Novato, California 94945

(415) 893-8000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

SEC registration fee	$1,553
Accounting fees and expenses*	25,000
Printing fees*	2,500
Legal fees and expenses*	25,000
Miscellaneous*	5,000

TOTAL	$59,053

*	Estimated pursuant to instruction to Item 511 of Regulation S-K.

Item 15. Indemnification of Directors and Officers

Section 317 of the California Corporations Code permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article III of our Restated Articles of Incorporation provides for the indemnification of officers, directors and third parties acting on behalf of the our company to the fullest extent permissible under California law.

Section 29 of our Amended and Restated Bylaws provides for the indemnification of directors and officers in excess of that which is expressly permitted by Section 317 of the California Corporations Code. We shall indemnify our directors and officers against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred by them in connection with any proceeding by reason of the fact that such person is or was a director or officer, or is or was serving as a director, officer, trustee, employee or agent of another corporation at our request. To the fullest extent permissible under California law, expenses incurred by a director or officer seeking indemnification in defending any proceeding shall be advanced by us as such expenses are incurred upon receipt by us of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that the director or officer is not entitled to be indemnified by us for those expenses.

We have entered into indemnification agreements with certain of our directors and executive officers which provide that we will indemnify our directors and executive officers to the maximum extent permitted under California law.

We also have obtained a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16. Exhibits

Exhibits and Index of Exhibits

Exhibit Number	Exhibit
2.1	Amended and Restated Asset Purchase Agreement by and between Napster Inc. (formerly known as Roxio, Inc.) and Sonic Solutions, dated as of December 17, 2004 (1)

5.1	Opinion of Morrison & Foerster LLP

23.1	Independent Registered Public Accounting Firm’s Consent – KPMG LLP

23.2	Consent of Morrison & Foerster LLP (contained in Exhibit 5.1)

23.3	Independent Registered Public Accounting Firm’s Consent — PriceWaterhouseCoopers LLP

24.1	Power of Attorney – Reference is made to page II–3 hereof.

(1)	Incorporated by reference to Exhibit 2.1 to Form 8-K (SEC No. 000-23190) filed on December 23, 2004.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novato, State of California, on the 13th day of September 2005.

SONIC SOLUTIONS

September 13, 2005	/s/ A. Clay Leighton
A. Clay Leighton
Senior Vice President of Worldwide Operations and Finance and Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert J. Doris and A. Clay Leighton or either of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments to this registration statement on Form S-3 (including any post effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that the attorneys-in-fact and agents, or either of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert J. Doris ROBERT J. DORIS	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 13, 2005

/s/ Mary C. Sauer MARY C. SAUER	Senior Vice President of Business Development and Director	September 13, 2005

/s/ Robert M. Greber ROBERT M. GREBER	Director	September 13, 2005

/s/ Peter J. Marguglio PETER J. MARGUGLIO	Director	September 13, 2005

/s/ R. Warren Langley R. WARREN LANGLEY	Director	September 13, 2005

/s/ A. Clay Leighton A. CLAY LEIGHTON	Senior Vice President of Worldwide Operations and Finance and Chief Financial Officer (Principal Financial Accounting Officer)	September 13, 2005

Exhibit Index

Exhibit Number	Exhibit
2.1	Amended and Restated Asset Purchase Agreement by and between Napster Inc. (formerly known as Roxio, Inc.) and Sonic Solutions, dated as of December 17, 2004 (1)

5.1	Opinion of Morrison & Foerster LLP

23.1	Independent Registered Public Accounting Firm’s Consent – KPMG LLP

23.2	Consent of Morrison & Foerster LLP (contained in Exhibit 5.1)

23.3	Independent Registered Public Accounting Firm’s Consent– PriceWaterhouseCoopers LLP

24.1	Power of Attorney – Reference is made to page II–3 hereof.

(1)	Incorporated by reference to Exhibit 2.1 to Form 8-K (SEC No. 000-23190) filed on December 23, 2004.